AXESSTEL, INC.

6815 Flanders Drive

San Diego, California 92121

January 11, 2008

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Axesstel, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed April 2, 2007

Form 10-Q for Fiscal Quarter Ended September 30, 2007

File No. 1-32160

Mr. Spirgel:

This letter constitutes Axesstel, Inc.’s response to your correspondence dated December 18, 2007, with respect to the above referenced filings.

We have prepared this letter to facilitate your review. Set forth below are copies of the comments from your letter, and our detailed responses.

Form 10-K for Fiscal Year Ended December 31, 2006

Liquidity and Capital Resources, page 40

1.	We note that you did not discuss liquidity on both a long-term and short-term basis. Please identify the balance sheet conditions or income or cash flow items which you believe may be indicators of your liquidity condition. Addressing those liquidity indicators, please discuss your ability to generate adequate amounts of cash to meet your cash needs during the twelve months following the date of your most recent balance sheet presented and thereafter. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

We note instruction 5 to Item 303(a) of Regulation S-K. Our discussion has focused on short term liquidity with emphasis on changes in working capital. In future filings, commencing with Form 10-K for the fiscal year ended December 31 2007, we will enhance our disclosure to include a more robust discussion of liquidity on both a short term and long term basis, and identify the balance sheet conditions or income or cash flow items that we believe are indicators of our liquidity condition.

Mr. Larry Spirgel, Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

January 11, 2008

Contractual Obligations and Commitments, page 40

2.	It appears to us that you have purchase commitments to WNC and XL Telecom Limited as of December 31, 2006. Please disclose these commitments or tell us why the disclosure is not necessary.

We did not have any long-term purchase commitments to WNC or XL Telecom Limited (“XL”) as of December 31, 2006. We purchase product from WNC on a purchase order basis which is generally filled on a quarterly basis. In our relationship with XL, we sold to XL semi-completed products, against purchase orders submitted to us by XL. XL then completed final assembly of the products and sold them to a customer in India.

Manufacturing, page 9

3.	Please tell us how you are accounting for the inventories manufactured by WNC, XL Telecom Limited and BroadTel Inc. We note that WNC and XL Telecom Limited hold your inventories and deliver the products directly to your customers.

We record product manufactured by WNC and Broadtel into inventory when title to the property transfers to us. Under the terms of our supply agreements, we submit purchase orders to WNC or Broadtel, Inc. for completed products. WNC and Broadtel Inc. acquire component parts and produce product to our specifications. We have no obligation for the product until title passes.

We do not generally maintain inventory with XL Telecom Limited. XL was a customer, and we typically sold semi-completed products to XL, which completed final assembly of the products and sold them to a customer in India. In one particular instance, we built product in anticipation of a customer order from India which did not come through. With XL’s consent, we directed delivery of the product to XL’s facilities. XL held it as an accommodation until it was delivered to another customer in India. As of December 31, 2006, we recorded $861,800 of inventory which was held at XL.

We will clarify the language concerning our relationship with each of our contract manufacturers and distributors in future filings, commencing with the Form 10-K for the fiscal year ended December 31, 2007.

Mr. Larry Spirgel, Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

January 11, 2008

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Condensed Consolidated Balance Sheets, page 3

Condensed Consolidated Statements of Cash Flows, page 5

4.	Please tell us the nature and terms of your customer advances, which increased significantly since last year.

Our customer advances were of two types:

Approximately $1.5 million of the customer advance recorded at September 30, 2007 was attributable to an advance from a Venezuelan customer. Because transactions with that customer are denominated in United States Dollars, the customer must comply with currency control mechanisms imposed by the Venezuelan central bank, including obtaining approval for payments. This process can take several months. In this particular case, we asked for and received an advance from the customer to secure the account receivable that was to be paid through the currency control process. The advance was returned when the account was paid in the fourth quarter.

The balance of the customer advances recorded at September 30, 2007 was received in connection with new accounts. When we establish a relationship with a new customer, we may require 50% payment on an order and 50% on delivery. The 50% paid on the order is paid before shipment, and consequently before any account receivable is established. Accordingly, we record such short term customer advances as a liability.

Accounts Receivable, page 6

5.	On page 22, you stated that as of September 30, 2007, approximately 25% of your accounts receivables were secured by a letter of credit or credit insurance. We note your “shift in sales terms” and the “delayed payment cycles from [y]our Venezuelan customers have increased [y]our length of collection time.” Also, we note your increasing exposure to customers in emerging markets. Accordingly, please tell us in detail how you concluded that the collectibility was reasonably assured and no allowance was necessary at September 30, 2007.

Our increasing exposure is mainly attributable in increased sales to customers in Venezuela where we sell on open payment terms. We have concluded that collectability of our accounts receivable is reasonably assured based on our historical experience with our customers, including those in Venezuela. We have been selling product to customers in Venezuela for approximately four years and have not experienced any accounts receivable write offs. In the history of our company, accounts receivable write-offs have been minimal.

Mr. Larry Spirgel, Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

January 11, 2008

We establish our allowances for doubtful accounts based on past experience and any knowledge we may have of current and future events. The Venezuelan customers include two principal customers and their related entities. We maintain constant contact with all of our large customers. The Venezuelan customers have traditionally been slow to pay, in part because our contracts are denominated in United States Dollars and the customers have to comply with currency control measures put in place by the Venezuelan government. Historically, we have been paid on all accounts, including an aggregate of over $75 million of collections from our Venezuelan customers over the past four years. We receive weekly reports on payment status from our Venezuelan customers. At the time of our report we did not have any information that would lead us to believe that any of our customers would not pay. During the nine months ended September 30, 2007, we had received $30 million from our Venezuelan customers. Subsequent to September 30, 2007, we have received an additional $19 million from these Venezuelan customers. Of the amounts that were outstanding at September 30, 2007, $7 million remains outstanding of which $2.5 million is secured by credit insurance. We continue to receive weekly reports on payment status from these customers and do not have any information that would lead us to believe that they will not pay.

Liquidity, page 23

16. Subsequent Events, page 15

6.	We note your total indebtedness to Centurion in the amount of $8.6 million and your issuance of 500,000 shares of your unregistered common stock in two separate transactions. Citing your basis in the accounting literature, please tell us how you recorded these transactions.

Only the initial advance of $5,499,000 was made under the Securities Purchase Agreement with Centurion. Consequently, the amount due under the Note was deemed to be Five Million Five Hundred Eighty-One Thousand Four Hundred Eighty-Five Dollars ($5,581,485) and we issued 325,000 shares of Common Stock to Centurion in exchange for a purchase price of Five Million Four Hundred Ninety Nine Thousand Dollars ($5,499,000). Pursuant to Section 2.4 of the Securities Purchase Agreement, the value of the Common Stock was fixed at $.95 per share, which was the closing price for the Common Stock as reported on the Amex on the date of the transaction, which amount we believe to be its fair market value.

We recorded these transactions in our fourth quarter as follows. We recorded $308,750 to Common Stock, and Additional Paid in Capital. In accordance with APB 21, we recorded $391,235 as original issue discount on the note. The original issue discount

Mr. Larry Spirgel, Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

January 11, 2008

was calculated as the difference between the face amount of the note of $5,581,485, plus the value attributed to the Common Stock of $308,750, minus the purchase price of $5,499,000. The debt was repaid in full at the end of the year, and in compliance with APB 21, the original issue discount was charged to interest expense in the fourth quarter.

7.	Please refer to page 15. Please tell us the factors you considered in concluding that it is appropriate to decrease your $2.5 million obligation from the February 2005 amendment based on your intention of not manufacturing or marketing “mobile” solutions. Refer to your basis in the accounting literature.

In accordance with FASB 5, we record contingent obligations when a liability is “probable” and “estimable”. Where the incurrence of the contingent obligation is either not “probable” or the amount owed is not “estimable” we disclose the contingent obligation.

On February 8, 2005, we entered into an Amendment to our Subscriber Unit License Agreement with Qualcomm, Inc. (the “2005 Amendment”). In Section 3 of the 2005 Amendment, we agreed to pay Qualcomm an amendment fee, including an additional fee of $2.5 million, payable in quarterly installments. Payments were to commence no later than one year after we sold 4 million units, with the payment obligations accelerated in the event that we began marketing our solutions as “mobile (as opposed to fixed, limited mobility or wireless local loop).” Following the 2005 Amendment, we thought it probable that we would sell 4 million units of product and consequently recorded the $2.5 million obligation on our balance sheet, with a corresponding charge to licenses on the balance sheet.

On October 2, 2007 we entered into a further Amendment to Subscriber Unit License Agreement with Qualcomm, Inc. (the “2007 Amendment”). Among other changes, the 2007 Amendment restated Section 3 of the 2005 Amendment, restructuring the payment obligation to make the $2.5 million amendment fee payable solely in the event that we begin to market our phones and modems as mobile. The 2007 Amendment removed the portion of the 2005 Amendment tying the $2.5 million payment obligation to the sale of 4 million units. Because we have never manufactured, nor marketed our solutions as mobile, and because we have no present intention of doing so, we do not believe that it is “probable” that we will incur the $2.5 million license fee. Accordingly, we have removed the obligation from the balance sheet. We have, however, included the $2.5 million obligation, together with an additional $5 million obligation from the 2007 Amendment, in our notes on Commitments and Contingencies. In the future, if we were to determine that it is “probable” that we will market our phones and modems as “mobile”, we would include the $7.5 million on our balance sheet.

*  *  *  *

Mr. Larry Spirgel, Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

January 11, 2008

With respect to our filings, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please call me at (858) 875-7283 or James Mercer of Duane Morris LLP, counsel to Axesstel, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Patrick Gray
Patrick Gray Chief Financial Officer